
July 20, 2012

Via E-mail
David S. Huffman
Chief Financial Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

      Re: **TFS Financial Corporation**
             Form 10-K for the Fiscal Year Ended September 30, 2010
             Filed November 24, 2010
             Form 10-K for the Fiscal Year Ended September 30, 2011
             Filed November 29, 2011
             File No. 001-33390

Dear Mr. Huffman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Hugh West

                        Hugh West
                        Accounting Branch Chief